06005081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Rock Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43-46 Norre Gade #232 and 137
(No. and Street)

St. Thomas (City) USVI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael E. Stupay (212) 509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor L. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Rock Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA LEE BERRY
NP-082-03
COMMISSION EXPIRES:
JUNE 17, 2007

Notary Public

Signature

Manager

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BEACON ROCK SECURITIES, LLC

December 31, 2005

AFFIRMATION

I, Trevor L. Taylor, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Beacon Rock Securities, LLC for the period ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Tr Taylor 2/8/05

Signature Date

Manager

Title

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Beacon Rock Securities, LLC

We have audited the accompanying statement of financial condition of Beacon Rock Securities, LLC (the "Company") as of December 31, 2005, and the related statements of earnings, cash flows, and changes in member's equity for the period from March 18, 2005, date of formation, through December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Beacon Rock Securities, LLC at December 31, 2005, and the results of its operations and its cash flows for the period from March 18, 2005, date of formation, through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 13, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Beacon Rock Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Due from clearing broker	$19,133,736
Financial instruments owned, at market value	600,055
Other assets	10,000
Total assets	$19,743,791

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Financial instruments sold, but not yet purchased, at market value	$ 1,084,854
Accounts payable and accrued expenses	25,656
Total liabilities	1,110,510
Member's equity	18,633,281
Total liabilities and member's equity	$19,743,791

The accompanying notes are an integral part of this statement.

Beacon Rock Securities, LLC

STATEMENT OF EARNINGS

Period from March 18, 2005 (date of formation) through December 31, 2005

Revenues	
Realized gains, net	$1,958,944
Unrealized gains, net	57,756
Dividend and interest income	311,140
Total revenues	2,327,840
Expenses	
Regulatory fees	22,682
Professional fees	27,179
Interest expense	2,118
Other	2,580
Total expenses	54,559
NET INCOME	$2,273,281

The accompanying notes are an integral part of this statement.

Beacon Rock Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Period from March 18, 2005 (date of formation) through December 31, 2005

Balance - March 18, 2005	$ -
Net income	2,273,281
Capital contributions	16,360,000
Balance - December 31, 2005	$18,633,281

The accompanying notes are an integral part of this statement.

Beacon Rock Securities, LLC

STATEMENT OF CASH FLOWS

Period from March 18, 2005 (date of formation) through December 31, 2005

Cash flows from operating activities	
Net income	$ 2,273,281
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Increase in due from clearing broker	(19,133,736)
Increase in financial instruments owned	(600,055)
Increase in other assets	(10,000)
Increase in financial instruments sold, not yet purchased	1,084,854
Increase in accounts payable and accrued expenses	25,656
Cash provided by operating activities	(16,360,000)
Cash flows from financing activities	
Capital contributions	16,360,000
NET INCREASE IN CASH	-
Cash and cash equivalents - March 18, 2005	-
Cash and cash equivalents - December 31, 2005	$ -

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Period from March 18, 2005 (date of formation) through December 31, 2005

NOTE A - ORGANIZATION

Beacon Rock Securities, LLC (the "Company"), a Delaware limited liability company, is registered with the Securities and Exchange Commission ("SEC") and is a member of the Philadelphia Stock Exchange ("PHLX"). The Company, wholly owned by Beacon Rock Capital Master Fund, LTD., was formed on March 18, 2005 for the sole purpose of engaging in proprietary trading of U.S. listed equity securities and exchange-traded options. The Company became a broker-dealer in securities by becoming a member of PHLX on May 26, 2005. The Company has no customers.

All transactions are cleared through another registered broker-dealer (the "clearing broker") on a fully disclosed basis. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision of paragraph (k)(2)(ii) of such rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

2. *Income Taxes*

The Company is a single member limited liability company, which is a disregarded entity for income tax purposes. Therefore, no provision for income taxes has been provided for by the Company.

3. *Securities and Options Transactions*

Securities and options transactions are recorded on the trade date.

4. *Interest and Dividends*

Interest income and expense are recorded on the accrual basis. Dividend income and expense are recognized on the ex-dividend date. Dividend income is recorded net of any withholding taxes.

NOTE C - RELATED PARTY

General operating expenses, including, but not limited to, office space, fixed assets, and technical support are borne by an affiliate and provided to the Company. The affiliate has not and will not be reimbursed for any such costs.

NOTE D - OFF-BALANCE-SHEET RISK

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded. The financial instruments include securities sold not yet purchased and written option contracts. The Company is therefore subject to varying degrees of market and credit risk.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the rights to buy or sell a security at a future date at a contracted price or to require settlement, in cash, of the changes in value of an index. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts of risk. The credit risk for options is limited to the unrealized market valuation gains recorded in statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

In addition, the Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date at amounts that may differ from the market values contained in the accompanying statement of financial condition.

The Company is also subject to credit risk to the extent that the clearing broker may be unable to fulfill its obligations either to return the Company's financial instruments or repay amounts owed.

Financial instruments owned and sold, but not yet purchased at December 31, 2005 consist entirely of U.S. listed equity and index options.

NOTE D (continued)

The Company writes put options that may require it to purchase assets from the holders at a specific date in the future. The Company may reduce its exposure to these contracts by entering into offsetting transactions of by entering into contracts which hedge such market risk.

The Company also writes certain put options that permit cash settlements and do not require the option holder to own the referenced asset.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (during the Company's first 12 months and 15:1 thereafter). At December 31, 2005, the Company had net capital of approximately $7,220,000, which was approximately $7,120,000, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .35 to 1.

SUPPLEMENTARY INFORMATION

Beacon Rock Securities, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2005

Computation of regulatory capital	
Member's equity	$18,633,281
Nonallowable assets - other assets	(10,000)
Net capital before haircut on securities positions	18,623,281
Haircuts on U.S. listed equity and options positions	11,403,302
Net capital	$ 7,219,979
Aggregate indebtedness	$ 25,656
Minimum net capital required (the greater of $100,000 or 12.5% of aggregate indebtedness)	$ 100,000
Capital in excess of minimum requirements	$ 7,119,979

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5:

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 IIA FOCUS filing as of December 31, 2005.

Beacon Rock Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2005

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.